For immediate release

Aspen Group and Westchester sign multi-well drilling program agreement in North Dakota

--Updates Saskatchewan drilling--

OKLAHOMA CITY, Oklahoma, November 18, 2004 - Aspen Group Resources Corporation (TSX: ASR) ("Aspen" or the "Company") and Westchester Resources Inc. (TSXV: WSR) today announced that, through their joint venture arrangement (the “Joint Venture”), the companies have entered into a multi-well farm-in agreement with Oil for America, Inc. (“OFA”) in North Dakota. The initial agreement is for a four well package with Aspen acting as operator. The Joint Venture has the right to choose drilling locations and has the right to terminate the farm-in after two wells have been drilled and tested. If the drilling is successful and the wells are developed for production, OFA will receive a 25 percent carried interest on the first four wells, on a well-by-well basis, after the Joint Venture has recovered all its exploration and development costs. For any additional wells drilled and brought into production by the Joint Venture, the carried interest to OFA is reduced to 20 percent.

OFA, in association with the Joint Venture have leased lands for several locations in North Dakota. The target in North Dakota is the Lodgepole Formation in Stark County. The average Lodgepole completion has an estimated ultimate recovery (EUR) of approximately 1,000,000 barrels and 500MMcf. The larger wells have EURs of 4,000,000 barrels and 1BCF. The target depth is 9,600' and estimated costs to casing point are $900,000. Completions are estimated at an additional $300,000. Initiation of the drilling program is subject to rig availability.

Saskatchewan

Aspen also announced that the Joint Venture has completed two test wells on its Southern Saskatchewan property. The wells were drilled on the eastern and western edge of the 52,533-acre property to test the potential gas zones in the Colorado Group formation. Both wells encountered gas shows in two zones. The lower zone in the eastern well was fracture stimulated and tested and is being shut-in to determine whether there is sufficient pressure to economically produce gas from the zone. The well is scheduled for completion and testing in an upper zone within the next two weeks. Completion of the western well is delayed until all tests have been run on the core samples and the log analysis is completed. Additional drilling locations will depend upon the results of the work in progress.

Exclusive of the Joint Venture, Aspen has completed two oil wells in Butte, Saskatchewan where Aspen holds a 35 percent working interest. The wells in aggregate produce approximately 50 boepd and increase Aspen’s production to 350 boepd.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Additional information on Aspen Group Resources Corporation is available from:

Kevin O'Connor

877-775-8734

koconnor@aspengroupresources.com

Or visit the Company's website at www.aspengroupresources.com

Additional information on Westchester Resources Inc. is available from:

Pat DiCapo

416-860-1859

pdicapo@poweronecapital.com

For more information on the Oil and Gas Industry in North Dakota, visit www.oilgas.nd.gov

Portions of this document include “forward-looking statements”, which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management’s expectations and projections expressed in this document.  Certain factors that can affect the Company’s ability to achieve projected results are described in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission.  Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.